

New York Stock Exchange
11 Wall Street
New York, NY 10005

January 20, 2022

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The New York Stock Exchange certifies its approval for listing and registration of the 2.75% Convertible Preferred Stock, Series C, par value $0.001 per share, of SPECIAL OPPORTUNITIES FUND, INC. under the Exchange Act of 1934.

Sincerely,

